UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                              SEC File No. 0-17753
                CUSIP No. Common, 758924104; Preferred, 758924203
                           NOTIFICATION OF LATE FILING

Check One):  / / Form 10-K and Form 10-KSB / / Form 20-F / / Form 11-K
             /X/ Form 10-Q and Form 10-QSB / / Form N-SAR


               For Period Ended:  March 31, 1997
                                -----------------------------------
              / / Transition Report on Form 10-K
              / / Transition Report on Form 20-F
              / / Transition Report on Form 11-K
              / / Transition Report on Form 10-Q
              / / Transition Report on Form N-SAR
               For the Transition Period Ended:
                                                -------------------
 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Regent Bancshares Corp.
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Full Name of Registrant


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Former Name if Applicable

1430 Walnut Street
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Address of Principal Executive Office (Street and Number)

Philadelphia, Pennsylvania 19102
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ /  (c)  The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
                                                (Attach Extra Sheets if Needed)
     See Attachment A.                                          SEC 1344 (6/94)

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Mr. Joel Hyman                             215         546-6500
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                    (Name)                  (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If answer is no,
    identify report(s).                                          /X/ Yes / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                / / Yes  /X/ No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                            Regent Bancshares Corp.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 14, 1997              By  /s/ Joel E. Hyman
     ---------------------       -----------------------------------------
                                     Joel Hyman, Executive Vice President, Chief
                                       Financial Officer and Treasurer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
       INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (section 232.201 or section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (section 232.13(b) of this chapter).


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                                  ATTACHMENT A

         In October 1996, Registrant's principal subsidiary, Regent National Bank (the "Bank"), became the subject of an order (the "Order") issued by the Office of the Comptroller of the Currency (the "OCC"). As of March 31, 1997, the Bank was not in compliance with the capital ratios specified in the Order. On February 26, 1997, the Bank submitted an alternative capital plan to the OCC for OCC approval. On March 27, 1997, the Bank received the OCC's acceptance of the Bank's alternative capital plan. On April 16, 1997, the Bank completed the private placement of 1,120,000 shares of its Common Stock at $8.50 per share, resulting in the Bank's receipt of net proceeds of $9.1 million and the Bank becoming in compliance with the Order. In addition, on April 14, 1997, a new Chief Executive Officer of Registrant and the Bank took office. As a result of these events, the disclosure thereof and the effect thereof on Registrant's consolidated financial statements, Registrant encountered a delay in the completion of its consolidated financial statements for the three-month period ended March 31, 1997, and Registrant cannot complete its Form 10-Q Report for the three-month period ended March 31, 1997 without unreasonable effort or expense, on or before May 15, 1997. Registrant anticipates, however, that it will be able to file its Form 10-Q Report for the three-month period ended March 31, 1997 not later than May 20, 1997.



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